SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.

(Name of Subject Company (Issuer))

Rx Acquisition Corporation

a wholly owned subsidiary of

ICN Pharmaceuticals, Inc.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

762537108

(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

*     Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of common stock of the Company outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of the Company.

**     The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	13,545.90	Filing Party:	ICN Pharmaceuticals, Inc
Form or Registration No.:	Schedule TO-T	Date Filed:	June 10, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 12. Exhibits.
SIGNATURES
INDEX TO EXHIBITS
LETTER
PRESS RELEASE

     This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Section (b) of Item 5 is amended and supplemented as follows: On June 23, 2003, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that the stockholders of the Company reject the Offer and not tender their Shares pursuant to the Offer. On the same day, the Company announced it had adopted a stockholder rights plan on June 20, 2003. On June 23, 2003, Daniel J. Paracka, Chairman of the Company’s board of directors, sent a letter to Robert W. O’Leary, Chairman and Chief Executive Officer of ICN, describing the recommendation of the Company’s board of directors, which is filed as Exhibit (a)(1)(xi) hereto and is incorporated herein by reference. The full text of a press release issued by ICN in response to the Company’s Schedule 14D-9 and other actions is filed as Exhibit (a)(1)(xii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(xi)	Letter, dated June 23, 2003, from Daniel J. Paracka to Robert W. O’Leary.
(a)(1)(xii)	Press release issued by ICN on June 23, 2003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:	/s/ Bary G. Bailey

Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

By:	/s/ Robert W. O’Leary

Name: Robert W. O’Leary Title: Chairman and Chief Executive Officer

Date: June 24, 2003

INDEX TO EXHIBITS

(a)(1)(xi)	Letter, dated June 23, 2003, from Daniel J. Paracka to Robert W. O’Leary.
(a)(1)(xii)	Press release issued by ICN on June 23, 2003.